Filed Pursuant to Rule 433

File No. 333-224495

CITIGROUP INC.

1,500,000 DEPOSITARY SHARES

EACH REPRESENTING A 1/25TH INTEREST IN A SHARE OF

4.700% FIXED RATE/FLOATING RATE NONCUMULATIVE PREFERRED STOCK, SERIES V

Terms and Conditions

Issuer:	Citigroup Inc.

Securities:	1,500,000 depositary shares, each representing a 1/25th interest in a share of perpetual 4.700% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series V (the “Series V preferred stock”).

Ratings*:	Ba1 / BB+ / BB+ / BBBH

(Stable Outlook / Stable Outlook / Stable Outlook / Stable Outlook)

(Moody’s / S&P / Fitch / DBRS)

Trade Date:	January 15, 2020

Settlement Date:	January 23, 2020 (T+5 days)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per share of Series V preferred stock (equivalent to $1,000 liquidation preference per depositary share).

Aggregate Liquidation Preference:	$1,500,000,000

Public Offering Price:	$1,000 per depositary share.

Net Proceeds to Citigroup:	$1,477,500,000 (before expenses)

Dividend Rate and Payment Dates:	When, as and if declared by the board of directors of Citigroup, or a duly authorized committee of the board of directors, out of funds legally available to pay dividends, (i) from, and including, the date of issuance of the Preferred Stock to, but excluding, January 30, 2025 (the “fixed rate period”), at an annual rate of 4.700% on the liquidation preference amount of $25,000 per share of Series V preferred stock, payable semiannually in arrears, on the 30th of each January and July, beginning on July 30, 2020, and (ii) from, and including January 30, 2025 (the “floating rate period”), at an annual rate equal to SOFR (as defined in the Issuer’s preliminary prospectus supplement dated January 15, 2020 (the “Preliminary Prospectus Supplement”) and compounding daily over each dividend period as described in the Preliminary Prospectus Supplement) plus 3.234% on the liquidation preference amount of $25,000 per share of Series V preferred stock, payable quarterly in arrears, on the second business day following each dividend period end date, beginning on May 2, 2025. A “dividend period end date” means the 30th of each January, April, July and October, beginning April 30, 2025.

Following business day convention during the fixed rate period. Modified following business day convention applicable to each dividend period end date during the floating rate period. Business days during fixed rate period New York. Business days during floating rate period New York and U.S. Government Securities Business.

First Dividend Payment Date:	If declared, July 30, 2020

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Redemption at Issuer Option:	Subject to any required prior concurrence or approval of the Federal Reserve, Citigroup may redeem the Series V preferred stock, and thus redeem a proportionate number of depositary shares (i) in whole or in part, from time to time, on January 30, 2025 and on any dividend period end date on or after April 30, 2025, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Event (as defined in the Preliminary Prospectus Supplement), in each case at a cash redemption price equal to 100% of the liquidation preference, plus any declared and unpaid dividends, and without accumulation of any undeclared dividends, to but excluding the redemption date. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Rate Cut-Off Date	The second U.S. Government Securities Business Day (as defined in the Preliminary Prospectus Supplement) prior to a redemption date.

Sinking Fund:	Not applicable

Listing:	None

CITIGROUP INC.

1,500,000 DEPOSITARY SHARES

EACH REPRESENTING A 1/25TH INTEREST IN A SHARE OF

4.700% FIXED RATE/FLOATING RATE NONCUMULATIVE PREFERRED STOCK, SERIES V

Voting Rights:	The holders of the Series V preferred stock do not have voting rights, except (i) as specifically required by Delaware law; (ii) in the case of certain dividend non-payments; (iii) with respect to the issuance of senior capital stock of Citigroup; and (iv) with respect to changes to Citigroup’s organizational documents that would adversely affect the voting powers, preferences or special rights of the Series V preferred stock. Holders of depositary shares must act through the depositary to exercise any voting rights.

Depository Shares CUSIP / ISIN:	172967 MK4 / US172967MK42

Sole Structuring Agent and Sole Bookrunner:	Citigroup Global Markets Inc.

Senior Co-Managers:	Barclays Capital Inc.

BMO Capital Markets Corp.

nabSecurities, LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Junior Co-Managers:	ABN AMRO Securities (USA) LLC

Academy Securities, Inc.

AmeriVet Securities Inc.

Banca IMI SpA

Bancroft Capital, LLC

BBVA Securities Inc.

Cabrera Capital Markets, LLC

Capital One Securities, Inc.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

Drexel Hamilton, LLC

Fifth Third Securities, Inc.

ICBC Standard Bank Plc

ING Financial Markets LLC

MFR Securities, Inc.

Nomura Securities International, Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

UniCredit Capital Markets LLC

United Overseas Bank Limited

* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.